[redacted] SEC Mail Processing Section

08030900

FEB 29 2008

Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23081

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~HVB~~ Unicredit CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST 42ND STREET
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID MORGAN 212-672-6256
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2008
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Morgan swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **HVB CAPITAL MARKETS, INC.**, as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANDREW J. LUPO
Notary Public, State of New York
No. 01LU4893609
Qualified in New York County
Commission Expires Oct. 17, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HVB CAPITAL MARKETS, INC.

(A Wholly-Owned Subsidiary
of HVB US Finance Inc.)

Statement of Financial Condition

December 31, 2007

HVB CAPITAL MARKETS, INC.
(A Wholly Owned Subsidiary of HVB US Finance Inc.)

Table of Contents

Independent Auditors' Report

To the Board of Directors and Stockholder
HVB Capital Markets, Inc.

We have audited the accompanying statement of financial condition of HVB Capital Markets, Inc. (the "Company") as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of HVB Capital Markets, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9, the Company recorded a correction of an error with regard to the measurement of deferred tax consequences recorded in the 2006 financial statements.

Weiser LLP

New York, N.Y.
February 28, 2008

HVB CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of HVB US Finance Inc.)

Statement of Financial Condition

December 31, 2007

Assets		
Due from clearing broker (note 5)	$	619,015
Marketable securities, principally Government Agency Bond		35,692,391
Investments in private investment companies (note 2)		31,182
Underwriting fees receivable		351,563
Financial advisory fees receivable		19,532
Accounts receivable		19,336
Due from affiliated companies (note 7)		367,420
Deferred tax asset (note 4)		16,063
Total assets	$	37,116,502
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses (note 7)	$	4,435,311
Income tax payable (note 4)		1,751,931
Total liabilities		6,187,242
Stockholder's equity:		
Common stock, $100 par value, authorized, issued and outstanding 1,001 shares		100,100
Additional paid-in capital		22,361,091
Retained earnings		8,468,069
Total stockholder's equity		30,929,260
Total liabilities and stockholder's equity	$	37,116,502

See accompanying notes to financial statement.

(1) Nature of Business and Significant Accounting Policies

(a) Nature of Operations and Organization

HVB Capital Markets, Inc. (the "Company") is a wholly-owned subsidiary of HVB US Finance Inc. ("HVBUSF"). The Company was incorporated in New York in 1978. HVBUSF is a wholly-owned subsidiary of Bayerische Hypo-und Vereinsbank AG, Munich ("HVB Bank" or the "Parent").

On December 31, 2007, the Company merged with HVB Capital Management, Inc. ("HVBCMGMT"), a registered investment advisor under Section 203(c) of the Investment Advisers Act of 1940. HVBCMGMT is a wholly-owned subsidiary of HVB Bank.

The Company is based in the United States and conducts business from its office in New York City. The Company, which is engaged in brokerage-related activities, generates a significant portion of its revenues from customers of the Parent, its affiliates, and other institutional clients. Such activities primarily include foreign securities order flow. In addition, the Company provides corporate and financial services to both its clients and customers of the Parent and its affiliates in the U.S. market. The Company performs its investment advisory services for institutions, which include affiliates and individual clients. The accompanying financial statements might not necessarily be indicative of the Company's financial condition or results of operations had the Company been operated as an unaffiliated entity.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) and (ii) of the rule.

(b) Securities Transactions

Securities transactions are recorded on a trade-date basis. Securities owned or sold short are stated at quoted market price, which is fair value, with unrealized gains or losses reflected in income. The Company's trading activities include selling equity securities short. Subsequent market fluctuations may require the Company to purchase securities at prices which may differ from the market value reflected in the Company's statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable, primarily investments in private investment companies, are valued at fair value as determined by management. In determining the estimated fair value, the Company considers all appropriate factors relevant to such investments and consistently applies the procedures for arriving at estimated fair value.

(c) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement

carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates for temporary difference when they are expected to be recovered or settled. The effect on the deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

The Company is included in the consolidated federal income tax return of HVBUSF and is included in the combined New York State and City tax return of the combined group of Article 9A of the New York State Tax Code. The Company has allocated its share of Federal and state income taxes on a proportionate basis relative to its net income and losses.

(d) Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(2) Investments in Private Investment Companies

The Company has investments in private investment companies at December 31, 2007 as follows:

Agribusiness Int'l	$	100
Boston Capital Ventures V, LLC		31,082
	$	31,182

During the year 2007, the Company's investment in Golden Rooster LLC was sold. The Agribusiness Int'l investment was also sold in 2007. The Company expects to receive additional escrowed funds on the Agribusiness Int'l investment in 2008.

The Boston Capital Ventures investment was entered into by a commitment to invest $41,100, of which $31,082, was funded through calendar year 2007. Such investment is accounted for at fair value as estimated by management of the Company.

(3) Employee Benefit Plans

The Company offers retirement benefits to its employees under a defined contribution retirement plan established under Section 401(k) of the Internal Revenue Code. The New York branch of HVB Bank administers the plan. All full-time employees who meet certain eligibility requirements may elect to participate in the plan. Participants may contribute up to 15% of eligible compensation on a pretax basis, not to exceed $15,500 for the 2007 calendar year. Under this plan, the Company contributes an additional 50% of the contributions made by the Company's eligible employees.

In addition, the Company offers profit sharing benefits to substantially all employees who meet certain age and eligibility requirements.

(4) Income Taxes

The Company records a deferred tax asset relating to the unrecognized benefit of all temporary differences that will result in future tax deductions and a deferred liability relating to the unrecognized obligation of all temporary differences that will result in a future tax expense. A valuation allowance is recognized if it is more likely than not that some portion or the entire deferred tax asset will not be realized based on a review of the available evidence. As a result, valuation allowances have not been recorded against the deferred tax asset.

The components of the deferred taxes are as follows:

State tax benefit	$	447
Deferred bonus		184,765
Deferred compensation		376,193
Partnership investments		(649,927)
9A Group - net operating losses		94,631
Other		9,954
Net deferred tax asset	$	16,063

(5) Commitments and Contingencies

Clearing Broker Agreement

The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. Securities purchased in connection with these transactions are collateral for amounts owed. The Company has placed a $619,015 deposit with such clearing broker.

(6) Net Capital Requirements

As a registered broker-dealer and a member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of one fifteenth of aggregate indebtedness or $100,000, whichever is greater. As of December 31, 2007, the Company had net capital of $30,079,829, which exceeded the regulatory requirement by $29,667,347. Ratio of aggregate indebtedness to net capital schedule of aggregate indebtedness is .21 to 1.

(7) Related Party Transactions

Commissions and Clearance Charges

The agency commission income was paid by institutions for eastern and western European securities order flow executed by affiliates of HVB Bank. Referral fees, relating to underwriting fee income and payable to HVB Bank, in the amount of $3,865,129 were accrued in 2007 and $298,828 of this total will be paid in the first quarter of 2008.

Placement Fees

The Company in a prior year earned placement fees primarily for fixed income offerings structured by an affiliate of HVB Bank representing future retained interest rights for such sales and transfers to third parties. As of December 31, 2007, approximately $19,532 is included as a net financial advisory receivables with expected scheduled cash flow to be primarily received by the Company until calendar year ending December 31, 2008.

Due from Affiliates

The due from affiliates represent amounts held by the New York branch of HVB Bank in an operating bank account for the purpose of paying expenses for normal operating activities.

Rent and Occupancy

The Company utilizes office space from an affiliate.

Overhead Allocation – Affiliated Companies, Net

The Company pays to affiliates for certain intercompany allocation of various general and administrative costs including an allocation of depreciation and amortization of office furniture and equipment from a company under common control.

Merger with HVB Capital Management, Inc.

As disclosed in footnote 2, the Company merged with HVBCMGMT. The following assets and liabilities were merged into the Company as of January 1, 2007:

Cash	$ 576,850
Receivables	630,109
Total assets	$ 1,206,959
Accounts payable and accrued expenses	$ 1,073,889
Par value of common stock	100
Additional paid-in capital	9,035,873
Accumulated deficit	(8,902,903)
Total stockholders' equity	133,070
Total liabilities and stockholders' equity	$ 1,206,959

(8) Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107, *Disclosures About Fair Value of Financial Instruments* requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. Virtually all of the Company's financial instruments are carried at, or approximate, fair value.

(9) Correction of an Error

Retained earnings at the beginning of 2007 has been adjusted to correct an error made in the measurement of deferred tax consequences made in 2006. Had the error not been made, deferred tax liabilities would have been decreased by $854,000 and there was no effect on net income.

(10) Subsequent Events

On January 7, 2008, the Company changed its legal name to Unicredit Capital Markets, Inc.

END